Exhibit 99.1

Fuling Global Shareholders Approve Going Private Transaction

WENLING, China, November 20, 2020 -- Fuling Global Inc. (Nasdaq: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of mainly environmentally-friendly plastic and paper foodservice disposable products, announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve (i) the previously announced agreement and plan of merger dated as of September 1, 2020 (the “Merger Agreement”), by and among the Company, Fuling ParentCo Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Fuling MergerCo Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of the Parent (the “Merger”); and (iii) any and all transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Six registered shareholders entitled to vote were present at the EGM by proxy or by their duly authorized representatives representing 72.71% in nominal value of the total issued voting shares in the Company. As such, a quorum was present. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by approximately 95.25% of the ordinary shares present and voting in person or by proxy at the EGM.

The parties currently expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will become a privately held company, and its ordinary shares will no longer be listed on the NASDAQ Capital Market.

About Fuling Global Inc.

Fuling Global manufactures and distributes mainly environmentally-friendly disposable serviceware for the foodservice industry, with six precision manufacturing facilities in the U.S., Mexico, Indonesia and China. The Company's plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers, including some of the world's most notable quick-service restaurants and retailers, primarily in the U.S., China, Canada and European countries. More information about the Company can be found at: http://ir.fulingglobal.com/.

Safe Harbor Statement

This press release contains statements that express the Company's current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will, ”“expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions and other factors that could cause actual results to differ materially from those contained in any such statements. Risks, uncertainties and assumptions include, but are not limited to the following: uncertainties as to the expected benefits and costs of the proposed Merger, the expected timing of the completion of the Merger, and the parties’ ability to complete the Merger considering the various closing conditions; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company's expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

# # #

For more information, please contact:

PondelWilkinson Inc.
Judy Lin Sfetcu / Roger Pondel
Email: jsfetcu@pondel.com
Phone: +1-310-279-5980